ALLIANCEBERNSTEIN
1345 Avenue of the Americas
New York, New York 10105

October 25, 2017

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20449

Re:    Notice of Disclosure Filed in Exchange Act Annual Report Under
Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012
and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that AllianceBernstein Holding L.P. has made disclosure pursuant to such provisions in its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2017, which was filed with the U.S. Securities and Exchange Commission on October 25, 2017. This disclosure can be found on pages 17 and 18 of the Quarterly Report on Form 10-Q and is incorporated by reference herein.

Sincerely,

ALLIANCEBERNSTEIN HOLDING L.P.

By:    /s/ David M. Lesser
David M. Lesser
Corporate Secretary

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